FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated April 25, 2003

HUNGARIAN TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

By:
Szabolcs Czenthe
Head of Investor Relations Department

Date: April 25, 2003

2

MATÁV HELD ITS ANNUAL GENERAL MEETING

On April 25, 2003 Matáv held its Annual General Meeting. A Board report on the management, Matáv’s business policy and financial situation and the consolidated statements on Matáv’s operations in 2002 were presented to and approved by the General Meeting.

In 2002 the Matáv Group’s revenues grew by 7.8% to HUF 590.6 billion, net income at Group level totaled HUF 68.1 billion.

Chairman-CEO Elek Straub presented to the shareholders his assessment of Matáv’s performance in 2002 saying among others the following:

“I am pleased to say that in 2002 Matáv closed a successful year, we have fulfilled our defined targets. This could be achieved in a rapidly changing environment where we were able to face the challenges in the first year of the fully liberalized telecommunications market thanks to our thorough preparations. We have significantly improved our efficiency and kept our leading position in the core businesses. Efficiency between the business areas has improved, Matáv’s management has been renewed. The mobile LOB remained the most dynamic area: in 2002 Westel achieved outstanding financial results and extended its customer base by 36%. Our Macedonian subsidiary MakTel has greatly contributed to the positive dynamics of the Matáv Group’s financial indicators. When the 2002 Group level targets were defined the then imminent liberalization caused us to exercise greater than usual prudence, we attempted to set targets that ensure professional, successful treatment of changes. I am happy to declare that we have reached our target figures, in some cases even overfulfilled them: the revenue increase, expected to be in the higher single-figure range, was close to 8%, the EBITDA rate that we wanted to keep over 40% reached 41.5%. The gross cost of tangible assets and intangible assets fell to HUF 98 billion and we were able to spend in the mobile and international businesses the savings achieved in the fixed-line business. We expect that the revenue increase rate can be maintained and will remain in the lower single-figure range, while the EBITDA rate will be about 40%. In 2003 investments, that is gross cost of tangible assets and intangible assets, will amount to about HUF 90 billion but this fall will not impact the areas with growth potential.”

The greatest challenge for the fixed-line business is retention of customers and provision of better and more efficient services. Revenues from data transmission and leased line have risen by 14.4% due to managed leased line, ADSL and Internet subscription growth. The number of ISDN channels increased to 511,326 which represents 14.0% growth over the end of 2001. We further raised the number of ADSL connections that reached 33,951 by the end of the year. We have introduced numerous tariff packages to satisfy to the maximum extent the requirements of business and residential customers. As a result of our efforts today almost one million customers have selected one of these packages.

Matáv’s Internet subsidiary Axelero has maintained its leading position among switched-line Internet service providers with its estimated 43% market share. The company had about 150,000 Internet subscribers. The ratio of Internet usage within the total calls continued to rise. Internet plays an important role in the wireline segment as the main engine of future value creation; our goal is the mass spread of Internet in Hungary parallel to a significant increase of ADSL penetration.

Westel was able to maintain its leading position on the growing market in a strongly competitive environment; at the end of December 2002 its customer base topped 3.4 million, the company’s GSM market share was 49.6%. This year growth is expected to slow down due to the high mobile penetration, that is why having a stable customer base and non-voice services will play a growing role.

In the international segment (MakTel) the number of fixed-line customers rose to 594,213, 8.0% higher than one year earlier. Within this segment the number of analog customers went up by 7.0% to reach 571,863, the number of ISDN channels significantly increased by 43.6% to 22,350. The mobile customer base grew by 65.5% to 366,348. At the end of December 2002 we had 34,222 Internet subscribers.

The General Meeting approved the Matáv Group’s Year 2002 Consolidated Annual Report prepared according to the Hungarian Accounting Rules (HAR) with HUF 1,071,916,000,000 balance sheet footing and HUF 68,753,000,000 tax after profit.

The General Meeting decided to pay to the shareholders HUF 18 dividend on each share of HUF 100 face value, that is a total of HUF 18,682,410,600 from the 2002 profit after tax. Dividend payment starts on June 3, 2003. The rules of dividend payment will be published by Matáv on May 12, 2003 in a detailed announcement.

The General Meeting approved amendments to the Articles of Association of the company with additions to the scope of activities.

The General Meeting modified the conditions of the Management Share Option Program introduced on April 26, 2003 according to a General Meeting resolution. The second part of the Management Share Option Program which was to be delivered on July 1, 2003 will be cancelled. The other conditions of the Plan remain unchanged.

The shareholders elected the members of the Board and the Supervisory Board.

Members of Matáv’s Board until the date of the General Meeting that closes the 2003 business year:

Elek Straub, Dr. István Földesi, Horst Hermann, Dr. Ralph Rentschler, Jan Geldmacher, Michael Günther, Dr. Klaus Hartmann, Dr. Mihály Patai, Dr. Sándor Csányi.

Members of Matáv’s Supervisory Board until the date of the General Meeting that closes the 2003 business year:

Péter Vermes, Gellért Kadlót, Géza Böhm, Attila Csizmadia, Dr. Klaus Nitschke, Wolfgang Hauptmann, Arne Freund, Joachim Kregel, Dr. László Pap.